WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611

January 25, 2001

Third Enterprise Service Group, Inc.
Tampa FL

Re: Federal Income Tax Consequences of Merger of Competitive Companies, Inc. and Third Enterprise Service Group, Inc.

Gentlemen:

     As special counsel to Third Enterprise Service Group, Inc., a Florida corporation ("Third Enterprise Service Group, Inc."), we have been asked to advise you concerning the anticipated federal income tax consequences of the merger pursuant to the Agreement and Plan of Merger (the "Merger Agreement") of Competitive Companies, Inc. into Third Enterprise Service Group, Inc. in exchange for shares of Third Enterprise Service Group, Inc.'s Common Stock (the "Common Stock"). The transfer of the assets and liabilities in exchange for the Common Stock (the "Merger") will be carried out pursuant to the Merger Agreement, as described in the Registration Statement on Form S-4, as amended, filed by Third Enterprise Service Group, Inc. (the "Registration Statement"). Unless otherwise specified, all capitalized terms have the meaning assigned to them in the Registration Statement.

     In connection with the preparation of this opinion, we have examined such documents concerning the Merger, including the Merger Agreement, as we deemed necessary (the "Examined Documents"). In our review and examination we have assumed, without independent investigation or examination, (a) the genuineness of all signatures, the authenticity of all documents submitted to us, the conformity to all original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of all such originals of such latter documents; (b) the due execution, completion, acknowledgment and public filing, where applicable, of any of the Examined Documents, as indicated in such documents, and the delivery of all documents and instruments and the consideration recited in such documents by all parties; (c) that the Examined Documents may be rendered unenforceable due to matters outside the scope of the documents themselves, such as

(i) enforcement of such documents may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general, from time to time in effect;

(ii) subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law and the availability of equitable remedies; and

(iii) subject to implied covenants of good faith, fair dealing and commercially reasonable conduct, judicial discretion and instances of multiple or equitable remedies and applicable public policies and laws.

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     In rendering our opinion, we have made the following factual assumptions:

     1. The factual representations and warranties of the parties contained in the Merger Agreement, which we may deem material to our opinion, are all true in all respects as of the date of our opinion, except as may otherwise be set forth in or contemplated by, any of the Examined Documents.

     2. The factual representations and warranties, other than those matters about which we specifically opine, of the parties contained in the Examined Documents, which we may deem material to our opinion, are all true in all respects as of the date hereof, except as may be otherwise set forth in or contemplated by the Examined Documents.

     3. The transaction contemplated by the Examined Documents and all the transactions related thereto or contemplated thereby shall be consummated in accordance with the terms and conditions of such documents, except as may be set forth in and or contemplated by any closing document delivered by the parties at the closing of the Merger.

     4. Each document derived from a public authority is accurate, complete and authentic and all official records (including their proper indexing and filing) are accurate and complete.

     5. There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealings among any of the foregoing which would, in any case, define, supplement or qualify the terms of the Examined Documents.

                          LIMITATIONS ON OUR OPINION

      The following limitations shall apply with respect to our opinion:

1) Our opinion is based upon the various provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and the interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of the date hereof and , unless amended prior to the closing of the merger, as of the date of that closing, all of which are subject to change either prospectively or retroactively. No opinion is rendered with respect to the effect, if any, of any pending or future legislation, judicial or administrative regulations or rulings, which may have a bearing on any of the foregoing. We have not been asked to render an opinion with respect to any federal income tax matters except those set forth below. Likewise, we have not been asked to render any opinion with respect to any foreign, local or state income tax consequences of the Merger. By rendering our opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws. Accordingly, our opinion should not be construed as applying in any manner to any aspect of the transactions contemplated by the Examined Documents, other than as set forth below.

2) We have not discussed this opinion with representatives of the Internal Revenue Service, and it is not binding on the Service. The Service is not bound by and may not concur in the conclusions we have reached.

3) We have addressed this opinion to most of the typical shareholders of companies such as Competitive Companies. However, some special categories of shareholders listed below will have special tax considerations that need to be addressed by their individual tax advisors:

o     Dealers in securities

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o     Banks
o     Insurance companies
o     Foreign persons
o     Tax-exempt entities
o Taxpayers holding stock as part of a conversion, straddle, hedge or other risk reduction transaction
o Taxpayers who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions

4) We also do not address the tax consequences of the merger under foreign, state or local tax laws.

5) Neither Third Enterprise Service Group, Inc. nor Competitive Companies has requested, or will request, a ruling from the Internal Revenue Service, IRS, with regard to any of the federal income tax consequences of the merger. The tax opinions will not be binding on the IRS or preclude the IRS from adopting a contrary position.

                                    OPINION

It is the opinion of Williams Law Group, P.A., counsel to Third Enterprise Service Group, Inc. , that the merger will constitute a reorganization under
Section 368(a) of the code. As a result of the merger's qualifying as a reorganization, the following federal income tax consequences will, under currently applicable law, result:

o No gain or loss will be recognized for federal income tax purposes by the holders of Competitive Companies common stock upon the receipt of Third Enterprise Service Group, Inc. common stock solely in exchange for Competitive Companies common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

o The aggregate tax basis of the Third Enterprise Service Group, Inc. common stock received by Competitive Companies shareholders in the merger will be the same as the aggregate tax basis of the Competitive Companies common stock surrendered in merger.

o The holding period of the Third Enterprise Service Group, Inc. common stock received by each Competitive Companies shareholder in the merger will include the period for which the Competitive Companies common stock surrendered in merger was considered to be held, provided that the Competitive Companies common stock so surrendered is held as a capital asset at the closing of the merger.

o A holder of Competitive Companies common stock who exercises dissenters' rights for the Competitive Companies common stock and receives a cash payment for the shares generally will recognize capital gain or loss, if the share was held as a capital asset at the closing of the merger, measured by the difference between the shareholder's basis in the share and the amount of cash received, provided that the payment is not essentially equivalent to a dividend within the meaning of Section 302 of the code or does not have the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the code after giving effect to the constructive ownership rules of the code.

o Neither Third Enterprise Service Group, Inc. nor Competitive Companies will recognize gain solely as a result of the merger.

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o    There is a  continuity  of interest  for IRS  purposes  with respect to the
     business  of  Competitive  Companies.   This  is  because  shareholders  of
     Competitive Companies have represented to us that they will not, under a plan or intent existing at or prior to the closing of the merger of the merger, dispose of so much of their Competitive Companies common stock in anticipation of the merger, plus the Third Enterprise Service Group, Inc. common stock received in the merger that the Competitive Companies shareholders, as a group, would no longer have a significant equity interest in the Competitive Companies business being conducted by Third Enterprise Service Group, Inc. after the merger. Our opinion is based upon IRS ruling guidelines that require eighty percent continuity, although the guidelines do not purport to represent the applicable substantive law.

A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. For example,

o Competitive Companies would recognize a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between

o the sum of the fair market value, as of the closing of the merger, of the Third Enterprise Service Group, Inc. common stock issued in the merger plus the amount of the liabilities of Competitive Companies assumed by Third Enterprise Service Group, Inc.

                  and

o    Competitive Companies' basis in the assets

o Competitive Companies shareholders would recognize gain or loss with respect to each share of Competitive Companies common stock surrendered equal to the difference between the shareholder's basis in the share and the fair market value, as of the closing of the merger, of the Third Enterprise Service Group, Inc. common stock received in merger therefore.

In this event, a shareholder's aggregate basis in the Third Enterprise Service Group, Inc. common stock so received would equal its fair market value and the shareholder's holding period for this stock would begin the day after the merger is consummated.

Even if the merger qualifies as a reorganization, a recipient of Third Enterprise Service Group, Inc. common stock would recognize income to the extent if, among other reasons any shares were determined to have been received in merger for services, to satisfy obligations or in consideration for anything other than the Competitive Companies common stock surrendered. Generally, income is taxable as ordinary income upon receipt. In addition, to the extent that Competitive Companies shareholders were treated as receiving, directly or indirectly, consideration other than Third Enterprise Service Group, Inc. common stock in merger for Competitive Companies' shareholder's common stock, gain or loss would have to be recognized.

This opinion shall be automatically updated as of the date of closing of the merger unless you are advised in writing by us to the contrary. We hereby consent to being named as experts in the registration statement of Third Enterprise Service Group, Inc.

                                   Sincerely,

                                   Michael T. Williams, Esq.
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